As filed with the Securities and Exchange Commission on February 8, 2023	Registration No. 333 -

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM F-6

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933 FOR AMERICAN DEPOSITARY SHARES EVIDENCED BY

AMERICAN DEPOSITARY RECEIPTS

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

(Exact name of issuer of deposited securities as specified in its charter)

N/A

(Translation of issuer’s name into English)

Israel

(Jurisdiction of incorporation or organization of issuer)

CITIBANK, N.A.

(Exact name of depositary as specified in its charter)

388 Greenwich Street

New York, New York 10013

(877) 248-4237

(Address, including zip code, and telephone number, including area code, of depositary’s principal executive offices)

Teva Pharmaceuticals USA, Inc.

400 Interpace Parkway, Building A

Parsippany, NJ 07054

Attention: Brian Shanahan

(800) 545-8800

(Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Ross M. Leff, Esq. Christie W.S. Mok, Esq. Kirkland & Ellis LLP 601 Lexington Avenue New York, New York 10022-4675 (212) 446-4800	Herman H. Raspé, Esq. Patterson Belknap Webb & Tyler LLP 1133 Avenue of the Americas New York, New York 10036 (212) 336-2301

It is proposed that this filing become effective under Rule 466:	☒	immediately upon filing.
	☐	on (Date) at (Time).

If a separate registration statement has been filed to register the deposited shares, check the following box: ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Aggregate Price Per Unit*	Proposed Maximum Aggregate Offering Price**	Amount of Registration Fee
American Depositary Shares (ADS(s)), each ADS representing the right to receive one (1) ordinary share of Teva Pharmaceutical Industries Limited (the “Company”)	1,000,000,000 ADSs	$5.00	$50,000,000.00	$5,510.00

*     Each unit represents 100 ADSs.

**   Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of ADSs.

This Registration Statement may be executed in any number of counterparts, each of which shall be deemed an original, and all of such counterparts together shall constitute one and the same instrument.

PART I

INFORMATION REQUIRED IN PROSPECTUS

Cross Reference Sheet

Item 1.	DESCRIPTION OF SECURITIES TO BE REGISTERED

Item Number and Caption			Location in Form of American Depositary Receipt (“Receipt”) Filed Herewith as Prospectus

1.	Name of Depositary and address of its principal executive office		Face of Receipt - Introductory Article.

2.	Title of Receipts and identity of deposited securities		Face of Receipt - Top Center.

Terms of Deposit:

	(i)	The amount of deposited securities represented by one American Depositary Share (“ADSs”)	Face of Receipt - Upper right corner.

	(ii)	The procedure for voting, if any, the deposited securities	Reverse of Receipt - Paragraphs (17) and (18).

	(iii)	The collection and distribution of dividends	Reverse of Receipt - Paragraphs (15) and (17).

	(iv)	The transmission of notices, reports and proxy soliciting material	Face of Receipt - Paragraph (14); Reverse of Receipt - Paragraphs (17) and (18).

	(v)	The sale or exercise of rights	Reverse of Receipt – Paragraphs (15) and (17).

	(vi)	The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Face of Receipt - Paragraph (6); Reverse of Receipt - Paragraphs (15), (17) and (19).

	(vii)	Amendment, extension or termination of the deposit agreement	Reverse of Receipt - Paragraphs (23) and (24) (no provision for extensions).

Item Number and Caption			Location in Form of American Depositary Receipt (“Receipt”) Filed Herewith as Prospectus

	(viii)	Rights of holders of Receipts to inspect the transfer books of the Depositary and the list of holders of ADSs	Face of Receipt - Paragraph (14).

	(ix)	Restrictions upon the right to deposit or withdraw the underlying securities	Face of Receipt – Paragraphs (2), (4), (6), (7), (9) and (10).

	(x)	Limitation upon the liability of the Depositary	Face of Receipt – Paragraphs (8) and (12); Reverse of Receipt - Paragraphs (15), (16), (19), (20) and (21).

3.	Fees and charges which may be imposed directly or indirectly on holders of ADSs		Face of Receipt - Paragraph (11).

Item 2.		AVAILABLE INFORMATION	Face of Receipt - Paragraph (14).

Teva Pharmaceutical Industries Limited is subject to the periodic reporting requirements of the United States Securities Exchange Act of 1934, as amended, and, accordingly, files certain reports with, and submits certain reports to, the U.S. Securities and Exchange Commission (the “Commission”). These reports can be retrieved from the Commission’s internet website (www.sec.gov), and can be inspected and copied at the public reference facilities maintained by the Commission at 100 F Street, N.E., Washington D.C. 20549.

PROSPECTUS

The Prospectus consists of the form of American Depositary Receipt included as Exhibit A to the Second Amended and Restated Deposit Agreement filed as Exhibit (a) to this Registration Statement on Form F-6 and is incorporated herein by reference.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3.	EXHIBITS

(a)	Second Amended and Restated Deposit Agreement, dated as of December 4, 2018 (the “Deposit Agreement”), by and among Teva Pharmaceutical Industries Limited, Citibank, N.A., as depositary (the “Depositary”), and all Holders and Beneficial Owners of American Depositary Shares issued thereunder. ___ Filed herewith as Exhibit (a).

(b)	Any other agreement to which Citibank, N.A., as Depositary, is a party relating to the issuance of the American Depositary Shares registered hereunder or the custody of the deposited securities represented thereby. ___ None.

(c)	Every material contract relating to the deposited securities between Citibank, N.A., as Depositary, and the issuer of the deposited securities in effect at any time within the last three years. ___ None.

(d)	Opinion of counsel for Citibank, N.A., as Depositary, as to the legality of the securities to be registered. ___ Filed herewith as Exhibit (d).

(e)	Certificate under Rule 466. ___ Filed herewith as Exhibit (e).

(f)	Powers of Attorney for certain officers and directors and the authorized representative of Teva Pharmaceutical Industries Limited. ___ Set forth on the signature pages hereto.

Item 4.	UNDERTAKINGS

(a)	The Depositary undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of ADSs, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b)	If the amount of fees charged is not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an ADS thirty (30) days before any change in the fee schedule.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Citibank, N.A., acting solely on behalf of the legal entity created by the Second Amended and Restated Deposit Agreement, dated as of December 4, 2018, by and among Teva Pharmaceutical Industries Limited, Citibank, N.A., as depositary, and all Holders and Beneficial Owners of American Depositary Shares issued thereunder, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on the 8th day of February, 2023.

Legal entity created by the Second Amended and Restated Deposit Agreement under which the American Depositary Shares registered hereunder are to be issued, each American Depositary Share representing the right to receive one (1) ordinary share of Teva Pharmaceutical Industries Limited

CITIBANK, N.A., solely in its capacity as Depositary

By:	/s/ Joseph Connor
Name: Joseph Connor Title: Attorney-in-Fact

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Teva Pharmaceutical Industries Limited certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement on Form F-6 to be signed on its behalf by the undersigned thereunto duly authorized, in Tel Aviv, State of Israel, on February 8, 2023.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

By:	/s/ Eli Kalif
Name: Eli Kalif Title: Executive Vice President, Chief Financial Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENT, that each of the undersigned directors and/or officers of Teva Pharmaceutical Industries Limited, a corporation organized under the laws of Israel, hereby constitutes and appoints Eli Kalif, David M. Stark and Amir Weiss, and each of them singly, his or her true and lawful attorney-in-fact and agent, with full power of substitution, for him or her and in his or her name, place and stead, in any and all such capacities, to sign, execute and deliver any and all amendments, including pre-effective and post-effective amendments, and supplements to this Registration Statement, and to file the same, with all exhibits thereto and other documents in connection therewith, with the United States Securities and Exchange Commission, granting to each said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement on Form F-6 has been signed by the following persons in the capacities and on the dates indicated.

Name	Title	Date

/s/ Richard Francis Richard Francis	President, Chief Executive Officer and Director (Principal Executive Officer)	February 8, 2023

/s/ Eli Kalif Eli Kalif	Executive Vice President, Chief Financial Officer (Principal Financial Officer)	February 8, 2023

/s/ Amir Weiss Amir Weiss	Senior Vice President and Chief Accounting Officer (Principal Accounting Officer)	February 8, 2023

/s/ Dr. Sol J. Barer Dr. Sol J. Barer	Chairman of the Board of Directors	February 8, 2023

/s/ Rosemary A. Crane Rosemary A. Crane	Director	February 8, 2023

Name	Title	Date

/s/ Amir Elstein Amir Elstein	Director	February 8, 2023

/s/ Janet S. Vergis Janet S. Vergis	Director	February 8, 2023

Jean-Michel Halfon	Director	February 8, 2023

/s/ Roberto A. Mignone Roberto A. Mignone	Director	February 8, 2023

/s/ Dr. Perry D. Nisen Dr. Perry D. Nisen	Director	February 8, 2023

/s/ Nechemia (Chemi) J. Peres Nechemia (Chemi) J. Peres	Director	February 8, 2023

/s/ Dr. Tal Zaks Dr. Tal Zaks	Director	February 8, 2023

/s/ Prof. Ronit Satchi-Fainaro Prof. Ronit Satchi-Fainaro	Director	February 8, 2023

/s/ Gerald M. Lieberman Gerald M. Lieberman	Director	February 8, 2023

SIGNATURE OF AUTHORIZED U.S. REPRESENTATIVE OF REGISTRANT

Pursuant to the requirements of the Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States of Teva Pharmaceutical Industries Limited has signed this registration statement on February 8, 2023.

TEVA PHARMACEUTICALS USA, INC.

By:	/s/ Brian Shanahan
Name: Brian Shanahan Title: Authorized Representative in the United States

Index to Exhibits

Exhibit	Document	Sequentially Numbered Page

(a)	Second Amended and Restated Deposit Agreement

(d)	Opinion of counsel to the Depositary

(e)	Rule 466 Certification